

Hele Fitness, LLC. (the "Company") a Hawaii Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hele Fitness, LLC.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 5, 2021
Vincenzo Mongio

Statement of Financial Position

| | Year Ended December 31, | |
	2019	2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	53,037	13,809
Inventory	45,370	23,580
Total Current Assets	98,407	37,388
TOTAL ASSETS	98,407	37,388
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Line of Credit	101,900	-
Deferred Revenue	69,884	48,628
Total Current Liabilities	171,784	48,628
TOTAL LIABILITIES	171,784	48,628
EQUITY		
Member's Capital Accounts	(127,124)	(17,887)
Retained Earnings	53,748	6,647
Total Equity	(73,376)	(11,240)
TOTAL LIABILITIES AND EQUITY	98,407	37,388

Statement of Operations

| | Year Ended December 31, | |
	2019	2018
Revenue	536,058	322,067
Cost of Sales	391,603	265,847
Gross Profit	144,454	56,220
Operating Expenses		
Advertising and Marketing	3,022	255
General and Administrative	59,383	33,764
Rent and Lease	33,049	
Total Operating Expenses	95,454	34,019
Operating Income	49,001	22,201
Interest Expense	1,900	-
Net Income	47,101	22,201

Statement of Cash Flows

	Year Ended December 31,	
	2019	**2018**
OPERATING ACTIVITIES		
Net Income	47,101	22,201
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(21,790)	(23,580)
Deferred Revenue	21,255	48,628
Accrued Interest	1,900	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,365	25,049
Net Cash provided by Operating Activities	48,466	47,249
FINANCING ACTIVITIES		
Line of Credit Draws - Related Party	100,000	
Owner Distributions	(109,238)	(23,098)
3rd Party Loan Payments	-	(22,930)
Net Cash provided by Financing Activities	(9,238)	(46,027)
Cash at the beginning of period	13,809	12,587
Net Cash increase (decrease) for period	39,228	1,222
Cash at end of period	53,037	13,809

Statement of Changes in Member Equity

Balance as of 12/31/2017	(4,433)
Capital Distributions	(29,008)
Net Income	22,200
Balance as of 12/31/2018	(11,240)
Capital Distributions	(109,238)
Net Income	47,101
Balance as of 12/31/2019	(73,377)

Hele Fitness, LLC
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hele Fitness, LLC ("the Company") was formed in Hawaii on December 14th, 2016. The company earns revenue via the sale of fitness equipment throughout the world to consumers and wholesale business to business via affiliates.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The company's primary performance obligations with respect to customer contracts is the delivery of products. The company had deferred revenue of $70K and $48K as of 2019 and 2018 respectively for cash received prior to the delivery of goods.

Revenue Source	2019	2018
Retail	434,219	257,067
Wholesale	101,839	65,000
Total	536,058	322,067

Inventory and Cost of Sales

Inventory is stated at the lower of cost or net realizable value and consists of finished goods on hand ready for shipment to customers. Costs of sales consists of finished goods and shipping charges required to deliver products.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company obtained a $100K line of credit from one of its members accruing interest at 3% in exchange for a 5% equity interest in the company. The balance matures in 2021 with interest only payments due quarterly.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	100,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has an unlimited life and will continue perpetually, unless dissolved in accordance with its partnership agreement. Ownership of the Company is reflected in membership interests (or "shares"), and the Company initially has 1,000,000 total shares authorized for distribution of which 910,000 were outstanding as of December 31st, 2019. These shares are solely for the purpose of recording the proportional ownership of the Company, are non-transferable in any fashion, and do not constitute securities of any kind. The Company is managed by the members, and a majority vote may take any action on behalf of the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 5, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time.

Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.